UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Osiris Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Maryland	71-0881115
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7015 Albert Einstein Drive, Columbia, Maryland	21046
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-134037

Securities to be registered pursuant to Section 12(g) of the Act:

[Not applicable]

(Title of class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to amend the Registration Statement filed by Osiris Therapeutics, Inc. with the Securities and Exchange Commission (the “Commission”) on August 1, 2006.  This Amendment No. 1 to Form 8-A is being filed to reflect the reincorporation of Osiris Therapeutics, Inc. from Delaware to Maryland, effective as of 11:59 PM on May 31, 2010 (the “Effective Time”).  This reincorporation was effectuated by a merger (the “Reincorporation Merger”) of Osiris Therapeutics, Inc. with and into Osiris Maryland, Inc., then a wholly owned Maryland subsidiary established for such purpose.  The Reincorporation Merger was approved by the requisite vote of stockholders at Osiris Therapeutics, Inc.’s Annual Meeting of Stockholders on May 27, 2010.  In connection with the Reincorporation Merger, Osiris Maryland, Inc. changed its name to “Osiris Therapeutics, Inc.”  Osiris Therapeutics, Inc., a Maryland corporation formerly known as Osiris Maryland, Inc. (“Osiris Maryland”), is deemed to be the successor issuer of Osiris Therapeutics, Inc., a Delaware corporation (“Osiris Delaware”), under Rule 12g-3 of the Exchange Act.  Osiris Delaware and Osiris Maryland, as issuer and successor issuer under Rule 12g-3 of the Exchange Act, is referred to herein as “Registrant”.

As of the Effective Time of the Reincorporation Merger (i) each outstanding share of common stock, par value $0.001 per share, of Osiris Delaware was converted into one share of common stock, par value $0.001 per share, of Osiris Maryland, (ii) each outstanding option, warrant or other right to purchase shares of common stock of Osiris Delaware continued outstanding as an option, warrant or other right to purchase shares of common stock of Osiris Maryland upon the same terms and conditions as they existed immediately prior to the Effective Time with respect to Osiris Delaware, (iii) each outstanding certificate representing shares of common stock of Osiris Delaware continued to be outstanding to represent the same number of shares of common stock of Osiris Maryland, with delivery of certificates for shares of common stock of Osiris Delaware constituting ‘‘good delivery’’ for transactions in the shares of common stock of Osiris Maryland (it will not be necessary for stockholders of Osiris Delaware to exchange their existing stock certificates for stock certificates of Osiris Maryland), and (iv) the surviving corporation, Osiris Maryland, is governed by (x) the Maryland General Corporation Law (the “MGCL”), (y) the Articles of Incorporation of Osiris Maryland, as amended (the “Charter”), including as amended pursuant to articles of merger filed with the State Department of Assessments and Taxation of Maryland to change its name from “Osiris Maryland, Inc.” to “Osiris Therapeutics, Inc.”, and (z) the Bylaws of Osiris Maryland (the “Bylaws”).

In accordance with Rule 12g-3 under the Exchange Act, the shares of common stock of Osiris Maryland were deemed to be registered under Section 12(b) of the Exchange Act as the successor to Osiris Delaware.  The Registrant hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act.  The shares of common stock of Osiris Maryland continue to be listed on The NASDAQ Global Market under the symbol “OSIR”.

Item 1. Description of Registrant’s Securities to be Registered.

Capital Stock

The Registrant’s authorized capital stock consists of 90,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.  As of June 18, 2010, there were 32,788,081 shares of the Registrant’s common stock and no shares of preferred stock issued and outstanding.

Common Stock.  The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights of the holders of any preferred stock of any class or series as may be designated by the Board of Directors of the Registrant (the “Board”) upon any issuance of the preferred stock.  Subject to any preferences of any class or series of stock hereafter classified or reclassified, each share of the Registrant’s common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders.  Generally, action by the Registrant’s stockholders requires the affirmative vote of either a majority of votes cast or a majority of votes entitled to be cast.  Stockholders do not have preemptive rights to purchase shares of stock.  Subject to any preferential dividend rights of any then-outstanding preferred stock, and subject to limitations on dividends prescribed by the MGCL, the Registrant is permitted to pay dividends to its stockholders from time to time as authorized by the Board.  Upon the dissolution or liquidation of the Registrant, whether voluntary or involuntary, holders of the common stock will be entitled to receive all of the assets of the Registrant available for distribution to its stockholders, subject to any preferential rights of any then-outstanding preferred stock.

Preferred Stock.  No shares of preferred stock are outstanding or designated in any series.  The Board is authorized, without further stockholder action, to authorize and issue any of the 20,000,000 undesignated shares of preferred stock in one or more series and to fix the powers, preferences and relative, participating, optional and other special rights of each class or series of preferred stock, and the qualifications, limitations and restrictions thereof.  The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring, or preventing a change in control of the Registrant.

The Charter of the Registrant, consisting of the Article of Incorporation of the Registrant, as amended, provides that the Board may reclassify any unissued shares of common stock and preferred stock from time to time in one or more classes or series of stock.

As permitted by the MGCL, the Charter provides that the Board may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Registrant has authority to issue, without stockholder approval.  In addition, the Board may authorize the issuance from time to time of shares of stock of the Registrant of any class or series, or securities or rights convertible into shares of its stock of any class or series, in each case whether now or hereafter authorized, for such consideration as the Board may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws of the Registrant, without stockholder approval and without authority of the stockholders to vote otherwise.

Certain Voting Matters

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such action is advised by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter.  The Charter of the Registrant provides that the foregoing items may be approved by a majority of all the votes entitled to be cast on the matter.

Under the MGCL, a corporation may provide for cumulative voting in the election of directors in its charter.  However, the Charter of the Registrant does not permit cumulative voting in the election of directors.

As permitted by the MGCL, the Charter provides that the holders of common stock entitled to vote generally in the election of directors may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the corporation gives notice of the action not later than ten (10) days after the effective date of the action to each holder of the class of common stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

Certain Provisions Regarding Change in Control

Anti-takeover provisions in the MGCL and in the corporate governance structure of the Registrant may have the effect of delaying, deferring or preventing a change in control of the Registrant, not approved by the Board.   These include, but are not limited to, the following:

•                                          classification of the Board with staggered terms of three years, which prevents a majority of the incumbent directors from being replaced at a single annual stockholders’ meeting;

•                                          authorization of the Board to issue shares of preferred stock generally without stockholder approval;

•                                          requirements that special meetings of stockholders may only be called by the chairman of the Board, upon request of stockholders holding at least 20% of the capital stock issued and outstanding, or upon a resolution adopted by, or an affirmative vote of, a majority of the Board; and

•                                          requirements that stockholders of the Registrant comply with advance notice procedures in order to nominate candidates for election to the Board or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.

Business Combinations.  Maryland law generally prohibits “business combinations” between the Registrant and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  These business combinations include a merger, consolidation, share exchange or, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.  Maryland law defines an interested stockholder as any person who beneficially owns 10% or more of the voting power of the corporation’s stock, or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then-outstanding voting stock.

After the five-year prohibition, any business combination between the corporation and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock, and two-thirds of the votes entitled to be cast by holders of the voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.  These super-majority vote requirements do not apply if the holders of the common stock receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

A person is not and will not become an interested stockholder, and therefore the business combination provisions will not apply to a Maryland corporation, if the board approved or approves in advance the transaction by which the person otherwise would have become an interested stockholder.  However, such approval may be conditional.  The statute also allows for various exemptions from its provisions, including the exemption of specifically identified or unidentified stockholders at any time before the time that the interested stockholder becomes an interested stockholder.  The Board of the Registrant has not exempted any business combinations, nor has it exempted any present or future interested stockholders, from these provisions.

Control Share Acquisitions.  Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter.  Shares owned by the acquiror, or by officers or by directors who are employees of the Registrant are excluded from shares entitled to vote on the matter.  “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power: one tenth or more but less than on third; one third or more but less than a majority; or a majority or more.  The Bylaws of the Registrant contain a provision exempting the Registrant from the “control share acquisition” provisions of the MGCL (Sections 3-701 through 3-709).

MGCL Subtitle 8.  Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and with at least three independent directors to elect to be subject to any or all of five provisions:

•                                          a classified board;

•                                          a two-thirds vote requirement to remove a director;

•                                          a requirement that the number of directors be fixed only by the vote of the directors;

•                                          a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred rather than until the next annual meeting of stockholders as would otherwise be the case; and

•                                          a majority requirement for the calling of a special meeting of stockholders.

An eligible Maryland corporation, including the Registrant, can elect into this statute by a provision in its charter or bylaws or by a resolution of its board of directors and without stockholder approval, and regardless of any contrary provisions in its charter or bylaws.  Pursuant to Subtitle 8, the Registrant has elected in its Charter and Bylaws to provide that vacancies on the Board may be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred.  As described above, through provisions in the Charter and the Bylaws of the Registrant unrelated to Subtitle 8, the Registrant has a classified board, and the number of directors may be fixed only by the vote of the directors.

The NASDAQ Global Market Listing

The common stock of the Registrant is listed on The NASDAQ Global Market under the symbol “OSIR.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of the Registrant is StockTrans, Inc.  Its address is 44 West Lancaster Avenue, Ardmore, PA 19003, and its telephone number is (800) 733-1121.

The foregoing description of the Registrant’s common stock does not purport to be complete and is qualified in its entirety by reference to the charter and bylaws of the Registrant, copies of which are filed as exhibits to the Registrant’s current report on Form 8-K filed on June 2, 2010, and which are hereby incorporated herein by reference, as well as to the relevant provisions of Maryland law, including the MGCL.

Item 2. Exhibits.

Exhibit
Number	Description

3.1	Articles of Incorporation of the Registrant. (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on June 2, 2010.)

3.2

Articles of Merger between Osiris Therapeutics, Inc., a Delaware corporation, and Osiris Maryland, Inc. a Maryland corporation, as survivor, changing the name of “Osiris Maryland, Inc.” to “Osiris Therapeutics, Inc.”, as filed with the State Department of Assessments and Taxation of Maryland on May 27, 2010, and effective May 31, 2010. (Incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the Commission on June 2, 2010.)

3.3	Bylaws of the Registrant. (Incorporated herein by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K, filed with the Commission on June 2, 2010.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Osiris Therapeutics, Inc.

	By:	/s/ Philip R. Jacoby, Jr.
	Name:	Philip R. Jacoby, Jr.
	Title:	Chief Financial Officer
Dated: June 18, 2010

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Articles of Incorporation of the Registrant. (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on June 2, 2010.)

3.2

Articles of Merger between Osiris Therapeutics, Inc., a Delaware corporation, and Osiris Maryland, Inc. a Maryland corporation, as survivor, changing the name of “Osiris Maryland, Inc.” to “Osiris Therapeutics, Inc.”, as filed with the State Department of Assessments and Taxation of Maryland on May 27, 2010, and effective May 31, 2010. (Incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the Commission on June 2, 2010.)

3.3	Bylaws of the Registrant. (Incorporated herein by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K, filed with the Commission on June 2, 2010.)